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                              October 25, 2021

       Darren Marble
       Co-Chief Executive Officer
       Crush Capital Inc.
       Spring Place
       9800 Wilshire Blvd.
       Beverly Hills, CA 90212

                                                        Re: Crush Capital Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed September 21,
2021
                                                            File No. 024-11293

       Dear Mr. Marble:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Circular

       Summary, page 1

   1. We note your revised disclosure here, which states that "one of the distinguishing features of Going Public
compared to other similar types of shows is that viewers will be able to invest in the featured
issuers while watching the series." However, as you have disclosed on page 17, no episodes
will be aired until each issuer's respective offering statement has been qualified in the
case of firm commitment offerings, which will leave little to no time for investors to watch
the series before making a determination to invest. In light of this, as well as the fact
that you have no control over whether or not Dalmore will ultimately be retained by featured
issuers, and, if retained, you cannot control whether Dalmore will be able to allocate any
securities of featured issuers to your viewers, any such
 Darren Marble
Crush Capital Inc.
October 25, 2021
Page 2
      assurance seems inappropriate. Please revise.
The Company's Business, page 14

2. You state here and elsewhere in your offering circular that you "expect that retail investors will be able to request to subscribe through the broker-dealer and be included in the underwriter's allocation directly." Given that you have no control over how the broker-
      dealer or underwriter choose to manage these offerings, this statement seems inappropriate. Please revise to remove or clarify that there is no certainty as to how and when investors can invest in issuers featured on Going Public, given that you do not play a role in this aspect of the featured issuer's offerings.
       You may contact Tatanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameDarren Marble
                                                            Division of
Corporation Finance
Comapany NameCrush Capital Inc.
                                                            Office of Trade &
Services
October 25, 2021 Page 2
cc:       Heidi Mortensen
FirstName LastName